FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of September 30, 2004 and 2003 together with Auditor’s Report

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004 AND 2003 TOGETHER WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
ASSETS

CASH AND DUE FROM BANKS
Cash	345,235	275,663
Due from banks and correspondents	1,367,502	1,397,922

	1,712,737	1,673,585

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	795,878	525,127
Holdings for trading or financial transactions (Exhibit A)	8,364	1,371
Unlisted Government Securities (Exhibit A)	485,470	798,628
Instruments issued by the B.C.R.A.	84,124	91,221
Investments in listed private securities (Exhibit A)	2,567	20
Less: Allowances (Exhibit J)	55,482	—

	1,320,921	1,416,367

LOANS
To government sector (Exhibits B, C and D)	6,071,125	4,432,665
To financial sector (Exhibits B, C and D)	46,460	42,238
To non financial private sector and residents abroad (Exhibits B, C and D)	2,295,742	1,847,438

Overdraft	320,675	109,829
Discounted instruments	289,001	152,860
Real estate mortgage	415,553	412,201
Collateral Loans	4,435	4,252
Consumer	115,991	75,938
Credit cards	317,413	150,368
Other	910,421	891,696
Interest and listed-price differences accrued and pending collection	21,746	50,410
Less: unallocated collections	98,873	8
Less: Interest documented together with main obligation	620	108
Less: Difference arising from purchase of portfolio	8,230	—
Less: Allowances (Exhibit J)	131,954	367,402

	8,273,143	5,954,939

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	349,967	338,425
Amounts receivable for spot and forward sales to be settled	46,450	57,625
Instruments to be received for spot and forward purchases to be settled	56,527	604,525
Unlisted corporate bonds (Exhibits B, C and D)	106,489	222,166
Non-deliverable forward transactions balances to be settled	15	—
Other receivables not covered by debtor classification regulations	134,887	327,309
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	11,568	10,512
Interest accrued and pending collection not covered by debtor classification regulations	87,958	106,049
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	1,755	149
Less: others unallocated collections	, , ,	—
Less: Allowances (Exhibit J)	10,981	120,780

	784,635	1,545,980

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	34,713	16,589
Less: Allowances (Exhibit J)	1,020	589

	33,693	16,000

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	43,750	1,354,596
Other (Note 6) (Exhibit E)	266,902	257,194
Less: Allowances (Exhibit J)	11,746	15,659

	298,906	1,596,131

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	2,737	3,434
Other (Note 6)	158,061	282,075
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	20	25
Less: Allowances (Exhibit J)	97,245	42,475

	63,573	243,059

PREMISES AND EQUIPMENT (Exhibit F)	357,038	419,281

OTHER ASSETS (Exhibit F)	102,536	96,788

INTANGIBLE ASSETS (Exhibit G)
Goodwill	33,745	40,375
Organization and development expenses	794,611	863,273

	828,356	903,648

SUSPENSE ITEMS	608	865

TOTAL ASSETS	13,776,146	13,866,643

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
LIABILITIES

DEPOSITS (Exhibits H and I)
Government sector	107,469	71,936
Financial sector	29,019	16,478
Non financial private sector and residents abroad	8,417,337	7,485,227

Checking accounts	2,479,992	1,724,051
Savings deposits	1,505,035	941,951
Time deposits	3,600,789	3,541,014
Investments accounts	157,667	13,645
Other	424,487	881,724
Interest and listed-price differences accrued payable	249,367	382,842

	8,553,825	7,573,641

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	1,896,523	2,168,282

Other	1,896,523	2,168,282

Banks and International Institutions (Exhibit I)	607,133	585,325
Non-subordinated corporate bonds (Exhibit I)	342,253	392,998
Amounts payable for spot and forward purchases to be settled	54,643	369,436
Instruments to be delivered for spot and forward sales to be settled	48,841	43,651
Financing received from Argentine financial institutions (Exhibit I)	110,900	65,873
Other (Exhibit I)	351,146	325,291
Interest and listed-price differences accrued payable (Exhibit I)	8,693	41,760

	3,420,132	3,992,616

OTHER LIABILITIES
Other (Note 6)	59,044	96,565

	59,044	96,565

ALLOWANCES (Exhibit J)	385,073	495,319

SUBORDINATED CORPORATE BONDS (Exhibit I)	69,334	76,627

SUSPENSE ITEMS	3,562	2,573

TOTAL LIABILITIES	12,490,970	12,237,341

STOCKHOLDERS’ EQUITY (as for the related statements of changes in stockholders´ equity)	1,285,176	1,629,302

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	13,776,146	13,866,643

MEMORANDUM ACCOUNTS

		2004	2003
DEBIT ACCOUNTS

Contingent
–	Guarantees received	6,974,083	5,069,661
–	Contra contingent debit accounts	2,998,243	3,716,335

		9,972,326	8,785,996

Control
–	Receivables classified as irrecoverable	518,699	728,708
–	Other (Note 6)	28,312,845	23,350,171
–	Contra control debit accounts	212,064	112,915

		29,043,608	24,191,794

Derivatives
–	Contra debit derivatives accounts	29,246	—
–	“Notional” amount of non-deliverable forward transactions	15,122	—

		44,368	—

For trustee activities
–	Funds received in trust	6,570	30,341

		6,570	30,341

TOTAL		39,066,872	33,008,131

CREDIT ACCOUNTS

Contingent
–	Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	318,512	191,073
–	Guarantees provided to the BCRA	2,302,571	3,053,269
–	Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	260,888	272,329
–	Other covered by debtor classification regulations (Exhibits B, C and D)	116,272	199,664
–	Contra contingent credit accounts	6,974,083	5,069,661

		9,972,326	8,785,996

Control
–	Items to be credited	120,454	109,944
–	Other	91,610	2,971
–	Contra control credit accounts	28,831,544	24,078,879

		29,043,608	24,191,794

Derivatives
–	“Notional” amount of non-deliverable forward transactions	29,246	—
–	Contra debit derivatives accounts	15,122	—

		44,368	—

For trustee activities
–	Contra credit accounts for trustee activities	6,570	30,341

		6,570	30,341

TOTAL		39,066,872	33,008,131

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH

PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2004	2003
FINANCIAL INCOME

Interest on cash and due from banks	8,242	6,737
Interest on loans to the financial sector	648	616
Interest on overdraft	18,198	23,373
Interest on discounted instruments	7,552	11,620
Interest on real estate mortgage loans	33,985	36,544
Interest on pledged loans	202	512
Interest on credit card loans	11,433	26,508
Interest on other loans	59,784	89,246
Interest on other receivables from financial transactions	4,957	5,555
Income from guaranteed loans - Decree 1387/01	148,278	640,140
Net income from government and private securities	37,911	66,740
Indexation by benchmark stabilization coefficient (CER)	293,069	77,683
Indexation by salary variation coefficient (CVS)	37,699	,
Other	58,401	1,084

	720,359	986,358

FINANCIAL EXPENSE

Interest on checking accounts	14,649	12,715
Interest on savings deposits	2,931	3,053
Interest on time deposits	78,211	371,656
Interest on financing to the financial sector	1,085	420
Interest on other liabilities from financial transactions	16,847	42,765
Other interest (Note 6)	72,805	108,559
Indexation by benchmark stabilization coefficient (CER)	132,495	61,099
Other	36,438	504,651

	355,461	1,104,918

GROSS INTERMEDIATION MARGIN – GAIN / (LOSS)	364,898	(118,560)

ALLOWANCES FOR LOAN LOSSES	29,960	82,075

SERVICE CHARGE INCOME

Related to lending transactions	49,222	39,729
Related to liability transactions	114,833	92,953
Other commissions	23,229	15,002
Other (Note 6)	48,710	37,008

	235,994	184,692

SERVICE CHARGE EXPENSE

Commissions	23,763	24,658
Other (Note 6)	11,341	3,897

	35,104	28,555

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH

PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
MONETARY GAIN ON FINANCIAL INTERMEDIATION	—	4,528

ADMINISTRATIVE EXPENSES

Payroll expenses	166,232	167,395
Fees to Bank Directors and Statutory Auditors	171	295
Other professional fees	15,425	13,367
Advertising and publicity	18,155	11,775
Taxes	10,835	12,216
Other operating expenses (Note 6)	108,347	147,279
Other	23,452	22,250

	342,617	374,577

MONETARY LOSS ON OPERATING EXPENSES	—	(2,784)

NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	193,211	(417,331)

OTHER INCOME

Income from long-term investments	35,984	81,927
Punitive interests	212	892
Loans recovered and reversals of allowances	393,605	740,246
Other	10,305	6,154

	440,106	829,219

OTHER EXPENSE

Punitive interests and charges paid to BCRA	93	172
Charge for uncollectibility of other receivables and other allowances	360,317	351,679
Amortization of difference arising from judicial resolutions	150,170	86,080
Other	35,985	33,490

	546,565	471,421

MONETARY (LOSS) ON OTHER OPERATIONS	—	(151)

NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	86,752	(59,684)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	144,275	197,622

NET (LOSS) FOR THE PERIOD	(57,523)	(257,306)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

		2004								2003
		Capital Stock	Noncapitalized contributions	Adjustments to stockholders’ equity (1)	Retained earnings		Unrealized valuation difference (3)	Unappropriated earnings	Total	Total
	Movements		Premiums on the issuance of shares		Legal	Other (2)
1.	Balance at beginning of fiscal year	368,128	934,211	769,904	428,698	1,802	430,282	(1,182,628)	1,750,397	2,026,123

2.	Adjustment to earnings of prior years (Note 1.6 and 5.2.)	,	—	—	—	—	—	(207,698)	(207,698)	(139,515)

3.	Subtotal	368,128	934,211	769,904	428,698	1,802	430,282	(1,390,326)	1,542,699	1,886,608

4.	Absorption approved by BCRA Resolution N° 52/04 (Note 2.3)	—	—	—	—	—	(200,000)	—	(200,000)	—

5.	Net (loss) for the period	—	—	—	—	—	—	(57,523)	(57,523)	(257,306)

6.	Balance at the end of the period	368,128	934,211	769,904	428,698	1,802	230,282	(1,447,849)	1,285,176	1,629,302

BALANCE AT THE END OF THE PERIOD

(1) Adjustments to stockholders´ equity include:

a) Adjustment to equity fund appraisal revaluation	41,285

b) Adjustment to Capital Stock	312,979

c) Adjustment to Capital Stock (Premiums on the issuance of shares)	415,640

769,904

(2) Retained earnings - Other includes:

Mandatory reserve recorded for granting loans to personnel	1,802

(3) Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE NINE MONTH

PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
CHANGES IN CASH

Cash and due from banks at beginning of the fiscal year	1,389,828	934,465
Increase in cash and due from banks	322,909	739,120

Cash and due from banks at end of the period	1,712,737	1,673,585

REASONS FOR CHANGES IN CASH

Financial income collected	417,042	859,717
Service charge income collected	235,784	185,105

Less:
Financial expenses paid	369,508	1,358,682
Services charge expenses paid	35,104	28,584
Operating expenses paid	287,188	328,601

FUNDS (USED IN) ORDINARY OPERATIONS	(38,974)	(671,045)

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	1,031,063	1,371,615
Net increase in other liabilities from financial transactions (*)	24,628	—
Net increase in other liabilities (*)	—	123,747
Net decrease in loans (**)	—	291,106
Net decrease in government and private securities (**)	300,165	11,332
Net decrease in other receivables from financial transactions (**)	81,764	50,659
Other sources of funds (**)	64,285	244,714

TOTAL OF SOURCES OF FUNDS	1,501,905	2,093,173

USE OF FUNDS

Net increase in loans (**)	617,618	—
Net increase in other assets (**)	182,750	364,459
Net decrease in other liabilities from financial transactions (*)	—	206,899
Net decrease in other liabilities (*)	317,588	—
Other uses of funds (*)	22,066	104,292

TOTAL USES OF FUNDS	1,140,022	675,650

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	—	(7,358)

INCREASE IN FUNDS	322,909	739,120

(*) Variations originated in financing activities.	716,037	1,184,171
(**) Variations originated in investment activities.	(354,154)	233,352

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1	ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION

A favorable evolution in the Argentine economy has been recorded during year 2003, which discontinued the economic recession that lasted over four years. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus and the consummation of a short-term agreement with the International Monetary Fund in compliance with the fiscal goals established by that bank; ii) a decrease in the foreign exchange parity as a result of substantial commercial surplus; iii) an increase of approximately 8% in the Gross Domestic Product; iv) wholesale and retail inflation rates have continued to slow and v) a more steady financial context with an increase in the financial system deposits.

In spite of the abovementioned change in trend, there is still a context showing indicators with a high level of unemployment and foreign indebtedness (both public and private) and a country risk higher than the usual average levels of emerging countries. This situation continues to affect both the National Government’s capacity to fulfill its obligations and the possible access to bank credit lines. Also, although a process of renegotiation with the public debt holders has been initiated, with significant reduction of the principal due, a decrease in interest rates and extended payment terms, the proposal filed has not been accepted, though preliminary agreements with the pension fund administrators and local institutional investors were obtained.

To face the crisis experienced late in 2001, the National Government has adopted some measures aimed at restricting cash free availability and circulation and the transfer of funds abroad.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Among the measures adopted, it should be mentioned the putting into force of the exchange rate flotation, which derived into a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency subject to Argentine legislation and the consistent increase of local prices. The dollar adjustment clauses or other index mechanisms included in the agreements with the Public Administration were set aside from the approval of Law N° 25.561 on. The prices and rates in force as of such date were converted into pesos at rate of $1 per U$S 1, being the Federal Government authorized to renegotiate the mentioned agreements.

Subsequently, the Federal Government issued different decrees and rules that amended or supplemented existing rules and regulations. The main new measures were:

1.1	Conversion of receivables and liabilities into Argentine pesos (pesification). Compensation to Financial Institutions.

In accordance with the regulations of Law N° 25.561 and the Decrees N° 214/02, N° 494/02, N° 905/2002 and N° 2167/2002, the Federal Government established the compensation mechanism for financial institutions because of the negative patrimonial effects generated by the conversion into pesos at different exchange rates of loans and private debts in foreign currency, as well as the negative foreign currency net position after the conversion into pesos. Later, the B.C.R.A. established the compensation procedure through Communications “A” 3650 and “A” 3716 and complementary regulations.

Subsequently, the Federal Government and the B.C.R.A. issued a number of modifying rules (Decrees N° 2167/02 and N° 53/03, and Communications “A” 3825 and “B” 7564, among others) which originated modifications in the amounts to be received in compensation, causing the presentation of three different informative regulations by the financial institutions.

The Bank has submitted to the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BF applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank maintains a debt with the B.C.R.A. in order to subscribe the abovementioned bonds up to the concurrence of negative foreign currency net position for thousands of U$S 37.039.

On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the BCRA unblocked bonds for a face value of thousands of USD 386,000. Then the Bank made the contribution to the subsidiary Banco Francés (Cayman) Ltd. Subsequently, in June 2004 there was a release of bonds for USD 77,993,900 face value, which were used in the swap of assets referred to in note 1.8. Up to date, the Bank holds Bonds for USD 46,790,200 face value, blocked until the BCRA’s definite approval regarding the compensation amount is given.

On July 29, 2003 the Bank received a note from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested, and it informed it has under analysis other items that are part of the compensation previously mentioned. On November 12, 2003, BF answered that letter expressing that it had made a reasonable interpretation of current regulations and requesting the BCRA to review the criteria observed. Notwithstanding that, the Bank acknowledged certain minor observations and applied them in respect of equity.

Subsequently, Resolution 24/04 issued by the Superintendency of Financial and Exchange Institutions on February 13, 2004, partially accepted the defense presented by the Bank in the letter dated November 12, 2003 mentioned above. On March 16, 2004, the Bank filed a Hierarchical Remedy with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the abovementioned Resolution 24/04 in respect of rejected items.

In addition, on December 31, 2003 the Bank received a complementary letter from the BCRA objecting to certain additional items of the compensation, for lower amounts. On March 22, 2004, the Bank answered the abovementioned letter, stating that it has made a reasonable interpretation of current regulations, and requesting the BCRA to review the criteria objected to.

Resolution N° 179 issued by the B.C.R.A. on August 30, 2004, partially accepted the appeal presented by the Bank; due to this, the Bank filed a Hierarchical Remedy with the Superintendency of Financial and Exchange Institutions, requesting the revocation of the abovementioned Resolution 179/04 in respect of rejected items.

Through several letters sent to the BCRA, the last one dated May 28, 2004, the Bank has requested the release of BODEN 2012 corresponding to the compensation which is not objected by the above authorities. Additionally, it has filed the informative requirement required by BCRA Communication “A” 4165, informing of the acceptance of certain adjustments determined by the BCRA to the compensation amount, and rejecting other adjustments, as described below:

	Compensation	Argentine Government Bonds. 2012
Original amount reported	797,300	USD 606,539 thousand
Amount with accepted adjustments by the Bank	784,425	USD 581,612 thousand
Amount with rejected adjustments	659,179	USD 489,182 thousand

The total effect of the above differences on the compensation amounts to 280,423. As at September 30, 2004, the Bank has allowances which cover the unadjusted differences.

At September 30, the Bank keeps registered in its asset BODEN 2012 for an amount of 145,334 (under “Government Securities”) and BODEN 2012 to be received for an amount of 109,125 (under “Other receivables from financial transactions”, “other receivables not covered by debtor classification regulations” account, net of allowances for an amount of 110,871).

1.2.	Government Securities and Loans to the Non Financial Public Sector– Secured loans – Decree N° 1387/2001

On November 1, 2001, through Decree N° 1387/01, the Federal Executive instructed the Economy Minister to offer, in voluntary conditions, the exchange of the federal and provincial debt by secured loans in charge of the National State or the Provincial Development Trust Fund, trying to obtain a reduction in the bond interests that will be converted, as well as the extension on the amortization terms.

The Decrees 1387/01 and 1646/01 established the basic characteristic of the secured loans (converted to the nominal value plus the interest accrued of the exchange obligation –at one to one rate- etc.). Considering these Decrees of the Federal Government, the Bank and its subsidiaries swapped part of their federal and provincial government securities and/or loans of the National Public Sector in force as of November 6, 2001, for a nominal value of thousand of U$S 3.291.795, receiving Secured loans for an amount of thousands of U$S 3.360.403 as compensation.

Additionally, the Decree N° 471/02 ordered, among other things, the conversion into pesos of the obligations of the Federal, Provincial and Municipal Sector in foreign exchange rate, which applicable law is only for Argentina, to the exchange rate of $1,40 for each US dollar or its equivalent in other currency, and its adjustment by the C.E.R., and the type of interest applicable to each type of Government security or secured loans, regarding its average life and original currency issuance.

Subsequently, the Federal Executive through Decree N° 644/02, established the steps to follow for the acceptance of the new conditions by the institutions, in order to receive the capital payments and/or interest corresponding to the Secured loans. In that sense, on May 22, 2002 the Bank accepted the modifications made to the conditions of the Secured loans previously mentioned.

On August 27, 2002, through Decree N° 1579/02, the Federal Executive communicated to the Provincial Development Trust Fund in order to assume the provincial debts as Government Securities, Bonds, Treasury Bonds or Loans that will be voluntarily converted into Secured loans.

On November 19, 2002 the Economy Ministry issued Resolution N° 624/02, through which is established the provincial public debt eligible for the exchange operations for bonds and secured loans issued by the Provincial Development Trust Fund. Through Resolutions N° 742/2002 and 135/2003, the Economy Ministry communicated the acceptance of determinate exchange offers made by the financial institutions.

During the second quarter of 2003, the Bank has exchanged the provincial Government securities and secured loans to the Provincial Public Sector for a face value of US$ 47.892 and U$S 480.970, respectively, for Secured Bonds (maturity date 2018).

During the months of September 2003 and June 2004, the National Government has presented a general proposal for the restructuring of the public debt issued previously to December 31, 2001, with the purpose of decreasing it in approximately 75%.

As of September 30, 2004 and 2003 the Bank carried the following receivables from the government sector:

a) Government securities in portfolio and affected to liability repurchase agreements, without market value:

	09.30.04		09.30.03
	BBVA Banco Francés	Consolidated Position	Consolidated Position
Federal Government Bonds 9%-2002	—	—	1,071
Argentine Republic External Bills	594,609	594,609	643,631
Tucumán Provincial Treasury Bonds	—	—	47,417
Secured Bond 2018	444,451	444,451	661,499
CCF (Tax credit certificate)	41,019	41,019	87,998
Treasury Bills	55,935	57,997	74,282
LECOP Bonds Treasury Bills	—	—	1,722
Other	—	12,392	104,260

Total	1,136,014	1,150,468	1,621,880

Allowances	(55,482)	(67,241)	—

b) Credit assistance to the government sector:

	09.30.04		09.30.03
	BBVA Banco Francés	Consolidated position	Consolidated position
Federal Government secured loans – Decree No. 1387/01 (net of discounts)	5,268,319	6,096,039	5,662,351
Provincial Governments secured loans - Decree No. 1579/02	—	—	270,463
Loans to other public sector agencies	802,806	802,806	877,745

Total	6,071,125	6,898,845	6,810,559

Allowances	—	(95,868)	(187,121)

Taking into account that: a) under Communication “A” 3911, the BCRA has determined the valuation criteria that financial institutions must apply regarding assistance to the public sector (including Secured Bond 2018), which for the current year establishes the application of discounted values at rates that do not significantly differ from contractual ones, and b) the Federal Government has announced the suspension of payment of the Public debt services for those bonds issued before December 31, 2001 which had not been restructured, having presented a sovereign debt restructuring proposal to reduce it by approximately 75%; it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financing.

1.3.	Deposits and liabilities of the government and private sectors. Balances rescheduling. Swap for Government Bonds (Swap I and II)

As mentioned in the above paragraphs, the Federal Executive through Decree No. 1570/01 and Law No. 25,561 established severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communications that established the schedule for returning deposits on the basis of their currency and amount.

Furthermore, the Federal Executive issued various decrees establishing the general conditions and the procedure through which the holders of deposits denominated in pesos and foreign currency were able to exercise an option to receive National Government bonds in exchange for their deposits and to request early repayment of those deposits. The characteristics of the options are as follows:

a) Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consisted in the reception of “Federal Government Bonds in US dollars LIBOR 2012”, “Federal Government Bonds in US dollars LIBOR 2005” and “Federal Government Bonds in Argentine pesos at 2% 2007”. That option matured in July 2002.

The Bank has received options from its depositors for 831,486, and has exchanged the following instruments for the subscription of the abovementioned bonds to be delivered to depositors:

•	Argentine Federal Government 9% Bonds for a technical value (without the CER) for 318,640.

•	Federal Government secured loans for an average booking amount of 304,702.

•	For the difference (208,144), on April 26, 2004, the Bank swapped Secured Bonds, taken at their technical value.

b) Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits were able to opt. These options consisted in receiving “Federal Government Bonds in US dollar 2013” or “Fixed-term Bills in pesos” issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency. That option matured in July 2002.

The Bank has received options from its depositors for 205,999 (principal) and, on August 17 2004, there were exchanged Secured Bonds (maturity date 2018) taken to a technical value, for the subscription of the bonds mentioned in the preceding paragraph to be delivered to the depositors.

c) Early repayment of rescheduled deposits

Decree No. 739/2003 of the Federal Executive dated March 28, 2003 and Communication “A” 3919 of the BCRA authorized holders of rescheduled deposits (CEDROS) not having exercised swap option II in connection with financial system deposits to request total or partial early repayment of deposits or certificates through the granting to the depositor of the value in pesos of the CEDROS plus a National Government Bond equivalent to the difference between the technical value of the CEDROS and the quotation of the dollar on the free exchange market at the date of applying for repayment. The term for exercise of early repayment options expired on May 23, 2003.

1.4.	Legal actions – Constitutional protection actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final court decision.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will be presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the amounts deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the grave crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-à-vis financial institutions.

On February 3, 2004, the Argentine Banks Association (ABA) that gathered the National Banks with foreign capitals, as the remaining financial Institutions, has sent to Mr. Economy Minister a compensation application form for the exchange difference that originates the fulfillment of the legal orders related to the action for the protection of constitutional rights filed by the regular depositors of the US dollars deposits, previously to the modification of the convertibility regime. The Institution has granted its conformity to such presentation. At this date Mr. Minister has not issued on the subject.

On July 13, 2004, the Supreme Court rendered its judgment in the case “Cabrera, Gerónimo Rafael v. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, in which it rejected the claim of a depositor on the grounds that the latter had exercised his rights within the framework of the emergency laws, and collected a portion of his deposit in pesos, without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market. Based on the above and on the individual’s own acts theory, the Supreme Court rejected the petitioner’s claim for the exchange difference. This is the second judgment rendered by the Supreme Court in relation to pesification where it considers the substance of the issue, the first one being the judgment rendered in the case between state entities, a Province (San Luis) and a state-owned Bank (Banco Nación). Additionally, in this judgment, one of the votes refers to the fact that the amparo is not the appropriate proceeding to be brought. Costs were assessed against the petitioner. As of the date of these financial statements, the first and second instance courts have applied this judgment in diverse ways.

On September 14 , 2004, the CSJN also pronounced in the case entitled “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/ P.E.N. - Banco de Salta S.A. Grupo Macro s/ AMPARO- Medida cautelar”, rejecting the claim of a depositor which was filed before the Court of original Jurisdiction and the Court of appeal, declaring the unconstitutionally of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency. Subsequently to this appeal, the bank communicated to the Judge attending the cause with the corresponding documentation, that on April 2002 the plaintiffs have disposed all their deposits to a fixed term, being destinated to the acquisition of 2 real estates and a vehicle, in the terms of the comunication “A” 3481 of the BCRA, which preview this kind of operations. As a consequence, was deducted that the actors agreed and they were submitted to the emergency rule that allow in this way to return, the rescheduled deposits (within the framework of the emergency rule stated by the Federal Government) reason why – said the bank-, without prejudice of the appeal, the judgement, in its concept, resulted in an impossible fulfillment and abstract in their effects. Before such arguments and the silence maintain by the other parties regarding this matter, the Court considered that when the depositors dispose all of their funds in the Bank using one of the options granted to such purpose for the

BCRA, that the action for the protection of constitutional rights will become abstract and for such reason, declared in officious the pronouncement of the Court over the extraordinary resources stated regarding the precedents mentioned and revoked the judgment appealed that sustain the action of the protection of constitutional rights (amparo), imposing the costs by his order of all the Courts due to the particular circumstances of the lawsuit.

The Supreme Court of Justice, on October 26, 2004, was pronounced in the case entitled “BUSTOS, ALBERTO ROQUE Y OTROS c/ P.E.N. Y OTROS s/ AMPARO”, revoking the sentence in which mentioned the action on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and declares the constitutionality of the rule by which the argentine economy was pesificated due to the economic, financial and exchange emergency situation through which the country is going through, confirmed by Congress Law. The revocation of the sentence of the Original Jurisdiction do not state how the Judge of this jurisdiction will resolve the fulfillment of the Court and for such reason proceed to the refund of the amount already payed due to the legal demands ordered by a Grade Judge.

At this date the BBVA Banco Francés S.A. is not in conditions of knowing the attitudes taken by the grade Judges regarding to obey or not the judgement Bustos, specially because such judgment is not mandatory. As a consequence the bank still continue being subject of such legal order for preliminary measures or judgement execution and continued facing the legal actions of the depositors that questioned the constitutionality of the pesification. BBVA Banco Francés continues conducting all the legal defences that are convenient for the defence of its equity, their shareholders and clients.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of September 30, 2004 and 2003, BF records 1.045.733 and 895.586, respectively, (less the accumulated amortization for 282.569 and 86.080 as of September 30, 2004 and 2003, respectively) in the Intangible Assets item.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation probabilities by the Federal Government for such equity loss. To the issuance date of the present financial statements, it is not possible to anticipate the final outcome of these matters, therefore the same does not include any adjustment that could derive from the solution of such uncertainties.

1.5. Yield mistmatching

As a result of the measures adopted since the beginning of 2002, the financial system became exposed to a structural mismatching of rates and terms, with net financial income in particular being subject to the behavior of retail inflation (basically CER) as regards the rate of interest, as well as to the evolution of the exchange rate in relation to the position in foreign currency. A significant portion of the risk assets in the financial system and those held by the Bank are restated according to the CER plus an annual interest rate, whereas most liabilities earn real interest rates.

This mismatching was the cause of one of the complaints by the financial system that the Federal Government responded to favorably, with a partial solution through the issue of Decree 739/03 and BCRA Communication “A” 3941 dated April 30, 2003, according to which financial liquidity assistance from the Central Bank will start to accrue interest at the CER rate plus an annual rate of 3.5%.

The Board of Directors considers that as long as interest rates remain at current levels this situation will not generate additional negative impacts.

1.6.	Portfolio variation coefficient

In accordance with that established by the current regulations, the Bank applied the CVS (Salary Variation Coefficient) for certain pesified loans.

The Argentine Congress has enacted a Law which contemplates compensation to financial institutions for the loss resulting from the application to certain bank loans of the CVS instead of the CER index. On January 23, 2004, the Argentine Executive, through Decree 117/2004, regulated the abovementioned law, defining the guidelines to be complied with by financial institutions to adhere to the compensation regime. Subsequently, the BCRA, through Communication “A” 4114 dated March 12, 2004, established the procedure for institutions to adhere to the compensation regime, and the Ministry of Economy and Production, through Resolution 302/04 dated May 3, 2004, clarified the calculation method applicable to the amount to be compensated.

Additionally, on May 6, 2004, the ABA, which groups all foreign-capital national banks, filed with the Ministry of Economy, with copy to the BCRA, a request for compensation of the difference between CER and CVS indexes applicable to credits under Law 25,713, Decree 762/02, since as of this date the provisions of Law 25,796, Decree 117/04 and Resolution No. 302/04 are still casting doubts in respect of their implementation and effective compensation. Such request was rejected by the Ministry of Economy on July 21, 2004.

On May 18, 2004 the Bank made a filing with the BCRA, also copied to the Ministry of Economy, signifying its adhesion to the compensation system relating to the above mentioned index differences, subject to the calculation deemed by the bank to be consistent with the spirit of the rules in force, which it also included in the referred filing. Such presentation was confirmed through a letter dated October 4, 2004.

Up to the prior year-end, the Bank had capitalized the nominal difference generated by the application of the CVS index instead of the CER index. As of June 30, 2004, and in accordance with the provisions of BCRA Communication “A” 4114, and Resolution 302/04 of the Ministry of Economy and Production, the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years for 141,064 (loss). In the financial statements as of September 2003, presented with comparative purposes, such adjustment affected the other receivables account (decrease) for 141.064, other income (decrease) for 105.792 and other expense (decrease) for 61.728. Such registration does not mean in any way to resign to the compensation.

1.7	BCRA advances and rediscounts

By means of Decree 739/2003 the National Executive established that financial institutions could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24.144 and its modifications. This repayment should observe the following financial conditions:

a)	Financial institutions should secure the assistance received by means of the handing over of Federal Government Secured loans issued under the terms of Decree No.1646 dated December 12, 2001, with a face value that shall not be less than 125% of the loan principal. Institutions not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 or 739/2003, with the established order of priority.

b)	Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c)	Financial institutions must proceed to the accelerated settlement of the principal balance of the advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial institutions should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d)	Financial institutions shall be able to settle principal due in advance in full or in part on any interest payment date.

e)	The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

On May 22, 2003, the Federal Executive issued Decree No. 1262/2003 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero - “URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the BCRA, with the authorization of the URSF, to modify the repayment conditions mentioned in sub-section b) above, as long as a) the assets in guarantee of such advances and/or rediscounts have an average life in excess of the term mentioned in that section, b) the financial institution qualifies under any of the situations foreseen by sections 34 and 35 bis of Law 21,526, and c) the financial institution will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of the assets assigned in guarantee, with a maximum of 120 installments.

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as September 30, 2004 and 2003, amount to (principal, CER and interests) 1,860,954 and 1,829,346, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank´s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank has agreed with the cancellation procedure of such advances through several presentations to the BCRA and the U.R.S.F. Additionally, on June 24, 2004, the U.R.S.F. communicated the Bank the authorization to extend the amortization terms of the mentioned advances. According to that, the Bank will cancel the advances received from the BCRA in 89 monthly installments as from March 2004 and affected in guarantee of such advances national secured loans according to what disposed by the BCRA in the letter dated December 5, 2003.

In addition to the financing received from the BCRA, BF received from BBVA the following assistance:

•	On April 2002, the Bank received assistance from BBVA for US$ thousand 159.316, (of which U$S 79.316 plus its accrued interests were capitalized at December 2002 and the remaining balance swapped during 2004, in the terms of the transaction described in note 1.8.

•	On May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA for US$ 55 millions.

•	On July 2002, the Bank entered into repurchase agreements with BBVA for US$ 102,9 millions, which were settled on May 2004. Additionally, during May 2004 received a new financial loan for U$S 64 millions with a Libor interest rate plus 100 basic points.

•	To the maturity date of each capital instalment of simple negotiable series (Class N° 14 and 15) BBVA assisted the BF for the amounts that were cancelled to the BBVA for such concept. At September 30, 2004 and 2003, such allowance increase to US$ 4,7 millions and US$ 2 millions respectively.

Additionally, BF agreed the refinancing of the simple negotiable obligations for US$ 135.004.500 with maturity date on October 31, 2003, through the issuance of a new obligation dated November 26, 2003. Such refinancing included the payment of interests and of 10% of the principal as of October 31, 2003 and the remaining will be cancelled in semi-annual instalments with maturity date on October 31, 2008.

On October 31, 2004, the second instalment of Class N° 15 was paid for U$S 6,7 millions, receiving from BBVA U$S 900 thousand in fulfillment of the agreement assumed.

1.8.	The impact of the crisis - Regularization and Reorganization Plan

Due to the systemic crisis occurred at the end of 2001, the Bank’s Board of Directors decided to implement a plan to strengthen the Bank´s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002 with the aim of regularizing and restoring financial health in relation to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations.

As from July 2002, BF has regularized its liquidity position, fulfilling in this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the BCRA requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in force as from January 1, 2004. On October 21, 2003, the Bank filed a letter with the BCRA informing some of the alternatives it was analyzing to comply with the Minimum Capital Requirements established by that authority as well as other operating ratios related to the Bank’s adjusted stockholders’ equity measured individually. In line with the guidelines of the abovementioned letter, after its joint analysis with the technical divisions of the Bank and the BCRA, on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution.

On March 18, 2004, the BCRA notified the issuance of Resolution No. 52/04 by the Superintendency of Financial and Exchange Institutions dated March 17, 2004, whereby:

•	The reformulation of the regularization and reorganization plan presented by the Bank was deemed to have been fulfilled. Such plan included the following actions:

•	Sale of the subsidiary Banco Francés (Cayman) Limited, after swap of: a) Federal Government Secured loans in pesos held by Banco Francés (Cayman) Limited for private sector loans denominated in US dollars belonging to BBVA Banco Francés S.A. at market value; b) Financial loans granted to BBVA Banco Francés S.A. by BBVA S.A. and Banco Francés (Cayman) Limited in equal halves.

Banco Francés (Cayman) Limited sells Federal Government Secured loans to BBVA S.A. at market value for the latter to pay for the purchase of the participation to BBVA Banco Francés S.A. through the transfer of those loans.

•	Subsequent capitalization of BBVA Banco Francés S.A. by means of a loan amounting to US$ 77,701 thousand granted by BBVA S.A., and supplementary, the commitment to directly or indirectly subscribe and make payments in cash or in kind for up to an additional amount of US$ 40,000 thousand.

•	In connection with the sale of the subsidiary Banco Francés (Cayman) Limited, the Bank is exempt from compliance with: a) point 2.1.3. of Communication “A” 3337 regarding receipt of funds from the sale of the private sector loan portfolio, and b) Point 8.3. of Minimum Capital requirements in relation to capital contributions due to the capitalization of liabilities for US$ 77,701 thousand.

•	In connection with the sale of the abovementioned subsidiary, the Bank is authorized to: a) consider as holdings of Federal Government Secured loans incorporated to the process of swap and collection of the selling price for purposes of Communication “A” 3911 and complementary regulations as of February 28, 2003; and b) absorb up to $ 200,000 thousand of the net result generated by the operation against the “unrealized valuation difference” account.

•	For a term of 90 days or until formalizing of the sale of the above subsidiary, whichever is first, BBVA Banco Francés S.A. is allowed to compute 75% of its Adjusted Shareholders’ Equity on a consolidated basis for purposes of stand-alone calculation of regulatory minimum capital ratios, lending technical ratios except to related clients and affiliates, net global position in foreign currency, custody of AFJP’s (pension fund administrators) securities, immobilized assets and risk concentration.

•	Furthermore, the Resolution conditions the granting of the above facilities to the carrying out of the actions contemplated under the Regularization and Reorganization Plan, and filing with the BCRA of the pertinent authorizations from foreign control agencies within specified terms.

During March 2004, the Bank has carried out the swap of assets and sale of the subsidiary Banco Francés (Cayman) Limited. In addition, in June 2004 a number of private loans denominated in U.S. dollars have been repurchased through the delivery of Argentine Government Bonds BODEN 2012 in exchange for those loans at market rates, resulting from the compensation described in note 1.1 and released by the BCRA, with a negative result of 78,374, which was charged against allowances set up under liabilities, thus complying with the reversal requirement established by the BCRA in the abovementioned Resolution. In this way, the adjusted shareholders’ equity has substantially increased, on an individual basis, allowing the Bank to meet the Minimum Capital requirements and other technical ratios related to the adjusted shareholders’ equity established by the BCRA.

In addition, the Shareholders´ Meeting held on April 22, 2004 resolved a capital increase as required by the BCRA (see note 2.2.).

As from March 2004, the actions carried out within the regularization and reorganization plan described in the preceding paragraphs allow the bank to fulfill the Minimum Capital and immobilized assets requirements. As from April 2004, the Bank has regularized all the technical ratios required by the BCRA.

1.9.	Future evolution of the economical situation and its effect on the Bank

The adverse effects of the situations described above for the Financial System in the aggregate and for BF in particular are related to the impact of the currency devaluation, the conversion into pesos of certain foreign currency-denominated assets and liabilities, the collectibility of the loans to the Public and Private Sector, the loss of profitability and the mismatch of terms and currencies.

In addition, the measures taken by the Federal Executive allowed progress towards the compensation for the asymmetrical switch into pesos (Note 1.1.) and coverage of the foreign currency position. In addition, the BCRA has issued regulations on the procedures to be followed by financial institutions to confirm their participation in the system for the settlement of advances and rediscounts (Note 1.7.).

At the date of presentation of these financial statements, structural problems remain in the Argentine economy and the Argentine financial system that are to be solved. These include the conclusion of the process of compensation for banks, the negotiation of the public debt with domestic and foreign creditors, and the completion of the debt restructuring process by certain companies in the private sector.

Taking into account the favorable prospects for the semester in terms of volume of operations and financial margin, the Bank’s Board of Directors is optimistic regarding the future development of operations, especially if the Federal Government were to make good the significant gap implicit in compliance with the release of blocked funds following court orders, and were to compensate for the mismatching between assets and liabilities that are restated according to indexes and those assets and liabilities subject to interest rates.

The impacts generated by these issues on the Bank’s equity and financial position as of September 30, 2004 and 2003 were recorded in accordance with the regulations of the BCRA. It is not possible to foresee the future evolution of these variables and their potential effect on the Bank.

2	CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1.	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 227-branch network and 36 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 79.52% corporate stock as of September 30, 2004 and 2003. BBVA provides technology and support in new products and has upheld BF in the Argentine financial system crisis, as indicated by the actions described in notes 1.7. and 1.8.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2.	Capital increase

At the Regular and Special Meetings held on April 22, 2004, the stockholders approved the Bank´s capital increase in the amount of up to 385,000 face value for the subscription of common, book-entry shares, entitled to one vote per share. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions, which in turn were sub-delegated to a body of Delegates appointed to such effect.

On June 11, 2004, the Bank filed with the Buenos Aires Stock Exchange and the National Securities Commission, an application for public offering of shares to be sold through subscription (chapter VI Rules of the National Securities Commission, General Resolution No. 368/01).

The public offering of 103.232.874 ordinary shares of $1,00 par value each, entitled to one vote per share and with equal rights than the remaining shares of the Bank, according to what was established by the Board of Directors´ Meeting held on June 10, 2004, and the Meeting of Sub-delegates appointed by the Board of Directors´ Meeting of October 5, 2004, was authorized by Resolution N. 14.917 of the National Securities Commission on October 4, 2004. The stock-market listing of the referred shares has been authorized by the Buenos Aires Stock Exchange on October 7, 2004. It was stated that the preferential subscription period would begin on October 18, 2004 and end on November 17, 2004.

On November 2, 2004 Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) has subscribed 65.326.744 New Shares. The integration of the amount of $230.603.406,32 corresponding to the New Shares is carried out by the capitalization of BBVA by means of a loan amounting to U$S 77.701.464,68 plus interests up to November 2, 2004 inclusive, for U$S 21.288,07.

Regarding the preemptive right, BBVA has ratified its intention to increase only when the whole of the subscriptions presented by third subscribers different from BBVA, by preferential subscription right and by preemptive right, plus the BBVA subscription do not reach the amount of U$S 117.701.464,68.

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

				Total (in thousands)
Capital Stock as of December 31, 1998:				186,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)
04-27-1999	08-20-1999	(1)	23,000	209,631

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

2.3.	Banco Francés (Cayman) Limited

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original face value of USD 185,043,841, which were pesificated under the Executive Orders mentioned in 1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA´s Board of Directors and by the Cayman Islands Monetary Authority on May 30, 2002, and February 19, 2003 respectively.

In addition, on March 24, 2003, the Bank made the contribution in kind of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.1. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for an amount up to USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001). The Monetary Authority of the Cayman Islands authorized the abovementioned capitalization through the resolution dated February 19, 2003.

On April 15, 2003, capitalization of the abovementioned contributions was carried out through the issuance of 223,223,124 shares of US$ 1 par value.

Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited.

The sale price amounted to US$ 238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. BF has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows:

•	200,000 of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders´ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions.

•	The remaining result, 10,978, was charged to income (loss) for the period ended September 30, 2004.

2.4.	PSA Finance Argentina Compañía Financiera:

On October 31, 2003, subject to the approval of the B.C.R.A, BF acquired 50% of the shares of PSA Finance Argentina S.A. (PSA) from Credilogros Compañía Financiera S.A. for 11,900, and the latter settled the call received from BF for a total of 11,700 plus interest.

The corporate purpose of PSA is the granting of credits in the retail market for the acquisition of new and used cars offered through Peugeot Argentina S.A.’s official dealer network. The company started operations in March 2002.

2.5.	Atuel Fideicomisos S.A. and Francés Administradora de Inversiones S.A.:

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for 13,000. This amount was capitalized on that date.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, while the remaining 95% was acquired by Atuel Fideicomisos S.A.

2.6.	Responsibility of shareholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its shareholders is limited to the value of the paid in shares, in accordance with Law No.19,550. As a result, in compliance with Law No.25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial institution.

3	SIGNIFICANT ACCOUNTING POLICIES

3.1.	RESTATEMENT OF THE FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

3.2.	COMPARATIVE INFORMATION

As required by the regulations of the BCRA, the financial statements for the nine-month period ended on September 30, 2004 are presented in comparative form with those for the same period of the previous year.

The financial statements, notes and exhibits for the nine-month period ended September 30, 2003 have been modified due to adjustments to prior years results (see notes 1.6. and 5.2.).

3.3.	VALUATION METHODS

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2004 and 2003, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each period. The exchange differences were charged to income (loss) for each period.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

•	Federal Government Compensation based on the asymmetrical switch into pesos: BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

•	As of September 30, 2004 and 2003, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 3.3.a).

•	Remaining holding: as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.

•	Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, Tax Credit Certificates, and Treasury Bills Series 90: at September 30, 2004, they were valued at the lower of book value as of December 31, 2003, or the value obtained after applying to face values at that date the percentage calculated under the present value method in respect of Secured Bonds 2018, in accordance with Communication “A” 4084 of the BCRA. The difference with technical values was recognized against the balancing account under Loans as established by Communication “A” 3911.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of September 30, 2004 and 2003. Differences in listed prices were credited/charged to income for periods then ended.

•	Unlisted government securities (except for Tax Credit Certificates): at September 30, 2004 and 2003 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,50%, in accordance with the provisions of the abovementioned Communication for December, 2004.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of September 30, 2004 and 2003. Differences in listed prices were credited/charged to income for periods then ended.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of September 30, 2004 and 2003, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,50%, in accordance with the provisions of the abovementioned Communication for December, 2004.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period. This balancing account was charged to income (loss) for the period.

Provincial Governments loans and other Government loans

As of September 30, 2004 and 2003 these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,50%, in accordance with the provisions of the abovementioned Communication for December, 2004.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”), guaranteed bonds (due 2018) and loans to the financial sector, on which interest has been accrued by the straight line method.

e)	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual:

As of September 30, 2004 and 2003, receivables and payables have been adjusted to the CER as follows:

•	Guaranteed Loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on September 30, 2004 and 2003, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	As of September 30, 2004, Secured Bonds had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

•	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on September 30, 2004 and 2003 was applied.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and has applied this coefficient on balances until its repeal in May 2004.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank´s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: as of September 30, 2004 and 2003, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each period.

•	Holdings in investment accounts and for trading transactions: according to the method described in note 3.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2004 and 2003.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of September 30, 2004 and 2003.

j)	Other receivables from financial transactions: Compensation to be received from the Federal Government:

As of September 30, 2004 and 2003, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions – Other receivables not covered by debtor classification regulations”, and was valued at the residual face value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, converted into pesos according to the provisions of note 3.3.a.). Additionally, as of September 30, 2004 the abovementioned outstanding balance has decreased as a result of allowances allocated as mentioned in note 1.1.

k)	Assets subject to financing leasing:

As of September 30, 2004 and 2003, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

l)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Compañía Financiera S.A. and Atuel Fideicomisos S.A. (not audited): were valued by the equity method at the end of each period.

•	Banco Francés (Cayman) Ltd: at September 30, 2003, was valued by the equity method, converted into pesos according to the following methods:

The financial statements were adapted to the rules of the BCRA. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as described below:

•	Assets and liabilities were converted based on the criterion described in 3.3.a.).

•	The assigned capital and irrevocable contributions were calculated at the ARS amount remitted by the Bank

•	Unappropriated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

•	Income (loss) for the period was determined by the difference between unappropriated earnings at beginning and period end, and was allocated to “Income (loss) from long-term investments”.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A): were valued by the equity method at the end of each period.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by the equity method at the end of each period.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

m)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

n)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 3.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

o)	Employee termination pay:

The Bank expenses employee termination pay disbursed.

p)	Allowance for other contingencies:

Include the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated as explained in note 3.1, except for the “Capital Stock” and “Non capitalized contributions´ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

•	As of September 30, 2003, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003. As of September 30, 2004, these accounts were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of non-monetary assets were computed based on the value of such assets, as mentioned in note 3.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 3.1.

•	As of September 30, 2003, the effect derived from inflation for maintaining monetary assets and liabilities up to February 28, 2003, has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

s)	Result per share:

At September 30, 2004 and 2003 the Bank calculates the net result per share on the basis of 368,128,432 ordinary shares, of $ 1 par value each. The net result for periods ended on those dates is as follows:

	2004	2003
Net loss for the period	57.523	257.306
Net loss per share for the period	$0.16	$0.70

4	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 87/03 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years except for Technical Resolution No. 21, effective on April 1, 2003. Furthermore, by General Resolution No. 459/04, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003, except for Technical Resolution No. 21, effective on April 1, 2004, with early application permitted.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the new valuation and disclosure criteria incorporated to the professional accounting standards in effect in the Buenos Aires City.

The main differences between the regulations of the BCRA and the professional accounting standards in effect in the Buenos Aires City are detailed below.

I. Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the net loss for each period and total stockholders’ equity would not have been significant considering the financial statements as a whole.

II. Valuation criteria

a) Argentine Government Secured loans

As detailed in Note 1.2., during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 3,291,795 thousands for Secured loans. At September 30, 2004 and 2003, those loans are recorded under “Loans – to the Public Sector” amounting to 6,096,039 and 5,662,351 (consolidated amounts), respectively, in accordance with the criterion described in Note 3.3.c. In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at September 30, 2004 and 2003, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each period, converted into pesos at the rate of $ 1.40 per dollar plus CER.

b) Government securities and other receivables from financial transactions

At September 30, 2004 and 2003, the Bank and its subsidiaries appropriated some government securities (received and pending receipt) and certain assets in government securities affected to reverse repurchase agreements as “holdings in investment accounts” (see notes 3.3.b) 3.3.g) and 3.3.j)) as per the following detail:

Item	09.30.04	09.30.03
Compensation received and pending receipt from the National Government (Boden 2012)	254,459	1,349,497
Argentine Republic External Bills (1)	541,004	640,909
Treasury Bills Series 90 (1)	56,120	64,923
Other	11,764	21,882

(1)	Net of previsions.

In addition, the Bank holds at September 30, 2004, Argentine Secured Bonds (maturity 2018) for 444,451, and Tax credit certificates for 41,019 and other bonds for 628, recorded in unlisted government securities (see note 3.3.b)).

In accordance with professional accounting standards applicable in the Autonomous City of Buenos Aires, these assets should be valued at their fair value. At September 30, 2004, the market values of the Boden 2012 at the closing of operations on the last working day of the period amounted to USD 74,80 per each USD 100 face value. However, transactions on the market with the remaining assets have not been significant, and accordingly, the fair values recognized may not represent their realized actual value; at present they are traded at values which are significantly lower than their recorded values.

c) Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 1.4., at September 30, 2004 and 2003, the Bank recorded assets amounting to 763,164 and 809,506, respectively, under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

III. Disclosure aspects

a) Comparative financial statements

The new professional accounting standards incorporate the obligation to disclose certain information in the basic financial statements or as complementary information, which has not been included in these financial statements. Those standards require disclosure of figures in the balance sheet at September 30, 2004 in comparative form with those for the immediately preceding full year (in this case, December 31, 2003). As mentioned in Note 3.2., the regulations of the BCRA require comparative disclosure with the balance sheet for the same period of the previous year.

b) Unrealized valuation difference

As it is mentioned on note 2.3., the Bank has absorbed 200.000 of the negative results appeared from the sale operation of the subsidiary of Banco Francés (Cayman) Limited and charged to the account “unrealized valuation difference” of the stock holders´ equity, according to what was authorized in the Resolution N° 52/04 of the Superintendency of Financial and Exchange Institutions.

According to the professional accounting standard in force of the Autonomus City of Buenos Aires, such amount should have been charged to income (loss) for the period finished on September 30, 2004, while the remaining balance of the mentioned account should be recorded into unappropiated earnings account of the stock holders´ equity.

5	TAX MATTERS

5.1.	Income tax

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of September 30, 2004 and 2003, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendency of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of September 30, 2004 and 2003, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 61,472 and 185,497, respectively. Such amounts are made up as follows:

	2004	2003
Deferred tax assets	525,422	404,263
Deferred tax liabilities	(463,950)	(218,766)

Net deferred assets	61,472	185,497
Allowance	(61,472)	—

5.2.	Tax on minimum presume income

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank´s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Up to the prior year-end, the Bank recorded under Other Receivables—Tax Advance account, a credit for the TOMPI, as long as this tax exceeded income tax.

On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years adjustments, as appropriate, based on a regulatory interpretation of the BCRA.

Consequently, as of September 30, 2004, the Bank recorded an adjustment to earnings of prior years for a total amount of 66,634 (loss). On the financial statements as of September 30, 2003 presented for comparative purposes, the mentioned adjustment had an effect on the items “other receivables” for 59.634 (decrease), income tax and tax on minimum presumed income of the Statement of Income for 17.119 (increase).

5.3.	Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. For the remainder, it was established that there will be no accumulation of the file with the file corresponding to the former Banco de Crédito Argentino.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

6	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of September 30, 2004 and 2003, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

– INVESTMENTS IN OTHER COMPANIES

	2004	2003
In other non-controlled companies- unlisted	21,589	19,849
In controlled-supplementary activities	226,433	214,111
In non-controlled-supplementary activities	7,089	7,529
Other- unlisted	11,791	15,705

Total	266,902	257,194

–  OTHER RECEIVABLES

Prepayments	11,347	8,737
Guarantee deposits	19,272	17,102
Miscellaneous receivables	60,736	58,171
Tax prepayments (1)	62,592	196,263
Other	4,114	1,802

Total	158,061	282,075

(1)	As of September 30, 2004 and 2003, it includes the deferred tax asset for 61,472 and 185,497, respectively (see note 5.1).

–   OTHER LIABILITIES

	2004	2003
Accrued salaries and payroll taxes	15,228	23,395
Accrued taxes	20,221	23,641
Miscellaneous payables	21,888	43,586
Other	1,707	5,943

Total	59,044	96,595

–  MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	27,735,009	22,885,300
Collections items	411,864	359,602
Checks drawn on the Bank pending clearing	153,701	95,629
Other	12,271	9,640

Total	28,312,845	23,350,171

–  FINANCIAL EXPENSE – OTHER INTEREST

Interest on BCRA loans	48,458	66,788
Interest on other deposits	16,737	33,354
Interests on overdrafts that should be adjusted by the CER received from the B.C.R.A	2,573	5,178
Other	5,037	3,239

Total	72,805	108,559

–  SERVICE CHARGE INCOME

Rental of safe-deposit boxes	6,737	4,321
Commissions for capital market transactions	8,081	3,463
Commissions for salary payment	2,100	1,562
Commissions for trust management	3,067	2,524
Commissions for hiring of insurances	9,991	7,313
Commissions for loans and guarantees	3,610	3,300
Other	15,124	14,525

Total	48,710	37,008

–  SERVICE CHARGE EXPENSE

Turn-over tax	11,026	3,687
Other	315	210

Total	11,341	3,897

–  ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES

Rent	22,877	21,941
Depreciations of bank premises and equipment	23,587	37,087

	2004	2003
Amortizations of organization and development expenses	18,377	41,803
Electric power and communications	11,217	13,183
Maintenance, conservation and repair expenses	15,272	14,483
Security services	9,867	9,708
Other	7,150	9,074

Total	108,347	147,279

7	RESTRICTIONS ON ASSETS

As of September 30, 2004, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 145,334 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned en note 1.1., have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The Government and Private Securities account includes 75.779 in guaranteed bonds due 2018 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,188 are allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 2,405,225 in secured loans – decree 1387/01 allocated to the guarantee for the advances received from the BCRA (note 1.7.).

8	CONTINGENTS

EXPORT TAX REBATES

In January 1993, former Banco de Crédito Argentino (ex BCA) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank´s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

9	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2004 and 2003, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2004	2003	2004	2003	2004	2003
BBVA S.A.	9,874	584,317	436,996	544,654	14,755	5,560
Francés Valores Sociedad de Bolsa S.A.	8,486	5,309	503	2,379	3,001	1,054
Banco Francés (Cayman) Limited	—	—	—	282,377	—	—
Consolidar A.R.T. S.A.	22	32	15,400	11,379	158,232	117,906
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	50	431	10,266	3,876	37,038	55,426
Consolidar Cía. De Seguros de Retiro S.A.	50	20,215	150,094	255,648	1,060,034	821,287
Consolidar Cía. De Seguros de Vida S.A.	23	6	14,456	2,308	257,761	172,717
Credilogros Compañía Financiera S.A.	14,991	16,168	519	488	318	—
Atuel Fideicomisos S.A.	—	—	1,549	1,035	1,925	—
BBVA Seguros S.A.	—	61	7,199	1,168	36,827	18,537
Consolidar Comercializadora S.A.	—	—	1,409	63	—	950
PSA Finance Cía Financiera Argentina S.A.	3,435	1,083	1,188	6,136	4,234	4,999
Rombo Cía. Financiera S.A.	13,799	182	77	208	—	—
Francés Administradora de Inversiones S.A.	61	—	733	5,893	12,507	2,032
Inversora Otra S.A.	2,434	2,249	162	236	289,237	271,567

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

10	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24485, Regulatory Decrees No. 540/95, No. 1292/96 and 1127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.7597% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits be.

11	TRUST ACTIVITIES

11.1	Financial Trusts

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2004, total estimated corpus assets amount to 6.570 and it is recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

11.2	Non Financial Trust

BF acts as trustee in 45 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 4,786 million and consist of cash, creditors’ rights, real estate and shares.

12	CORPORATE BONDS

12.1 Corporate Bonds issued by BF

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

The following chart reflects corporate bonds in force as of September 30, 2004:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%	(1)	Semiannual	59,650	03/31/2005(3)
USD 1,000,000,000	11/26/2003	Non-subordinated	114,753,825	USD	100%	(2)	Semiannual	345,679	10/31/2008(4)

(1)	Libor plus 330 basis points.
(2)	Libor plus 100 basis points.
(3)	Principal is fully repayable upon maturity.
(4)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year (see note 1.7.).

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12.2	Corporate bonds issued by Corp Banca (CB)

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 13), as of September 30, 2004, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal’s amortization.

As of September 30, 2004, the book value of such bonds amounts to 9,684, after conversion at the exchange rate of 1 Argentine pesos to each US dollar, and indexation by applying the CER (see note 13).

13	FUNDING OF THE FFAEFS

13.1	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

13.2	On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 12.2).

As of September 30, 2004, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the “Subordinated Corporate Bonds” account.

Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree 53/2003 by which those obligations made with Multilateral Lending Agencies, directly or through subsidiary loans or of any nature and guarantees are excluded from the conversion into pesos.

By means of a note dated June 9, 2003 the Ministry of Economy and Production, through the Management Committee of the Trust for the Reconstruction of Companies, determined that only 50% of the mentioned loans should be converted into pesos, with the remaining balance being kept in its original currency.

The Bank has asked to be granted a review with staying powers of the grounds invoked by the mentioned Committee, which has been granted to it. Nevertheless, the Board of Directors and its legal counsel consider that the effects such measure might have on the financial statements would not be significant.

If this liability were reconverted into dollars, the corresponding effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in note 1.1.

14	COMPLIANCE WITH CNV REQUIREMENTS

14.1	Compliance with the requirements to act as agent in the over-the-counter market

As of September 30, 2004, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

14.2	Mutual Fund custodian

As of September 30, 2004, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU” and “FBA Internacional”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax credit certificates and warranties in custody in the amount of 364,630, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of September 30, 2003, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Internacional” and “FBA Renta Corto Plazo”, the Bank held certificates of deposits, shares, corporate bonds, indexes, options and government securities in custody in the amount of 235,541, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

15	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 13, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA. To this effect, it will be verified that:

•	The financial institution is not subject to sections 34 “Regularization and rationalization” and 35 bis “Restructuring of the institution to safeguard credit and bank deposits” of the Financial Institutions Law.

•	It has no financial assistance due to the BCRA.

•	Its liquidity and solvency are not affected as a result of the distribution of earnings.

c)	As mentioned in note 3.3.b), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

16	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 4, in accordance with generally accepted accounting principles in Buenos Aires City—Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position Without Options	Final position
			Market Value	Book balance as of 2004	Book balance as of 2003
GOVERNMENT SECURITIES

Holdings in investment accounts

In pesos
Treasury bills	90	ARLE901=BA		55,935	—	55,935	55,935

Subtotal in pesos				55,935	61,556	55,935	55,935

In foreign currency
Argentine Republic External Bills		ARVEY4D3=BA		594,609	—	594,609	594,609
Federal Government Bonds in US dollar Libor 2012			108,710	145,334	—	145,334	145,334

Subtotal in foreign currency				739,943	463,571	739,943	739,943

Subtotal in Holdings in investment accounts				795,878	525,127	795,878	795,878

Holdings for trading or financial transactions

Local

In pesos
Treasury Bills	90	ARLE901=BA	1,051	1,051	—	1,051	1,051
Consolidation Bonds (PRO12)			3,468	3,468	—	2,752	2,752
Others			836	836	—	485	485

Subtotal in pesos				5,355	895	4,288	4,288

In foreign currency
Federal Government Bonds in US dollar Libor 2012			1,775	1,775	—	(7,026)	(7,026)
Federal Government Bonds in US dollar Libor 2013			1,035	1,035	—	1,023	1,023
Other			199	199	—	778	778

Subtotal in foreign currency				3,009	476	(5,225)	(5,225)

Subtotal in Holdings for trading or financial Transactions				8,364	1,371	(937)	(937)

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position without options	Final Position
			Market value	Book Balance as of 2004	Book Balance as of 2003
Unlisted government securities

Local

In pesos
Tax credit certificates due in 2003/2006				41,019	—	41,019	41,019
Secured Bonds due 2018				444,451	—	435,961	435,961

Subtotal in pesos				485,470	798,628	476,980	476,980

Subtotal Unlisted government securities				485,470	798,628	476,980	476,980

Instruments issued by the B.C.R.A.

Notes of the B.C.R.A.
With quotation
Own portfolio
P10G5BCRA			4,736	4,736	—	4,736	4,736
P29J5BCRA			4,770	4,770	—	—	—
C22M6BCRA			5,756	5,756	—	651	651
P17D4BCRA			26,324	26,324	—	1,139	1,139
P30M5BCRA			28,558	28,558	—	18,838	18,838
Other			13,980	13,980	—	10,982	10,982

Subtotal in pesos				84,124	91,221	36,346	36,346

Subtotal instruments issued by the B.C.R.A.				84,124	91,221	36,346	36,346

TOTAL GOVERNMENT SECURITIES				1,373,836	1,416,347	1,308,267	1,308,267

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local

In foreign currency
Metrogas 2003 Corporate Bonds			21	21	—	21	21
Telecom 2002 Corporate Bonds			21	21	—	21	21
Pecom 2009 Corporate Bonds			12	12	—	12	12
Others			2	2	—	2	2

Subtotal in foreign currency				56	14	56	56

Subtotal Other debt instruments				56	14	56	56

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position without options	Final Position
			Market value	Book Balance as of 2004	Book Balance as of 2003
Other Equity instruments

Local

In pesos
Bansud S.A.			120	120	—	67	67

Subtotal in pesos				120	—	67	67

In foreign currency
Centrais Generadoras			2,365	2,365	—	2,365	2,365
Petrobrás Energía			26	26	—	26	26

Subtotal in foreign currency				2,391	6	2,391	2,391

Subtotal Equity instruments				2,511	6	2,458	2,458

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				2,567	20	2,514	2,514

TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,376,403	1,416,367	1,310,781	1,310,781

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	6,141,413	4,463,554
Other collaterals and counter guaranty “B”	17,698	13,893
Without senior security or counter guaranty	1,598,906	692,487

In potential risk
Preferred collaterals and counter guaranty “A”	—	4,424
Other collaterals and counter guaranty “B”	10,934	16,236
Without senior security or counter guaranty	260,982	304,188

Nonperforming
Other collaterals and counter guaranty “B”	—	2,508
Without senior security or counter guaranty	89,403	222,493

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	441	254
Without senior security or counter guaranty	55,356	650,293

Uncollectible

Preferred collaterals and counter guaranty “A”	—	38
Other collaterals and counter guaranty “B”	2,641	6,247
Without senior security or counter guaranty	1,192	5,244

Total	8,178,966	6,381,859

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	3,812	2,416
Other collaterals and counter guaranty “B”	383,389	369,588
Without senior security or counter guaranty	665,046	410,262

Inadequate performance

Preferred collaterals and counter guaranty “B”	4,186	3,522
Without senior security or counter guaranty	2,288	3,723

Deficient performance

Other collaterals and counter guaranty “B”	2,603	2,815
Without senior security or counter guaranty	4,783	6,603

Unlikely to be collected

Preferred collaterals and counter guaranty “A”	—	1
Other collaterals and counter guaranty “B”	1,955	1,973
Without senior security or counter guaranty	2,368	6,727

Uncollectible

Preferred collaterals and counter guaranty “A”	—	134
Other collaterals and counter guaranty “B”	13,318	25,591
Without senior security or counter guaranty	3,333	22,473

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	79	152
Without senior security or counter guaranty	155	443

Total	1,087,315	856,423

General Total (1)	9,266,281	7,238,282

Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Number of clients	FINANCING
	2004		2003
	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	6,839,750	73.81%	4,914,641	67.90%

50 next largest clients	928,144	10.02%	1,185,437	16.38%

100 following clients	344,727	3.72%	317,959	4.39%

Remaining clients	1,153,660	12.45%	820,245	11.33%

Total (1)	9,266,281	100.00%	7,238,282	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Past-due portfolio	Term remaining to maturity						Total
		1 month	3 months	6 months	12 months	24 months	More than 24 months
Government sector	—	6,788	1,574	2,159	218,100	427,135	5,415,369	6,071,125
Financial sector	—	23,292	1,008	1,931	11,610	7,459	1,160	46,460
Non financial private sector and residents abroad	110,667	1,406,670	277,230	342,187	286,220	196,557	529,165	3,148,696

TOTAL	110,667	1,436,750	279,812	346,277	515,930	631,151	5,945,694	9,266,281	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	2004	2003	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	3,199	7,807	8,249	Stockholder	09/30/04	1,600	7,810	1,395
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	1,899,600	134,909	128,401	Pensions fund manager	09/30/04	3,525	250,286	3,386
33678564139	Consolidar Cía. de Seguros de Vida S.A.	Common	10$	1	197,875	42,053	39,472	Insurance company	09/30/04	3,000	64,289	6,438
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	10$	1	200,000	26,362	37,481	Insurance company	09/30/04	3,000	40,319	2,768
30704936016	Credilogros Compañía Financiera S.A.	Common	1$	1	39,700,000	20,581	27,073	Financial institution	09/30/04	57,100	29,602	-1,598
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1$	1	9,000,000	11,239	—	Financial institution	09/30/04	18,000	22,476	-682
	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	15,302	508	Trust Manager	09/30/04	13,100	15,305	2,075

	Foreign

17426001	Banco Francés (Cayman) Ltd.	Common	1 US$	—	305,506,745	—	1,315,041
	Other					—	3

		Subtotal controlled				258,253	1,556,228

	Noncontrolled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1$	1	8,000,000	11,179	11,746	Financial Institution	09/30/04	20,000	27,947	456
	Other					7,089	7,529

	Foreign

	Other
						751	733

		Subtotal noncontrolled				19,019	20,008

		Total in financial institutions, supplementary and authorized				277,272	1,576,236

	IN OTHER COMPANIES

	Noncontrolled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	375,000	16,631	15,424	Workers compensation	09/30/04	3,000	132,837	5,377
30500064230	BBVA Seguros S.A.	Common	1$	1	550,332	4,770	4,222	Insurance	09/30/04	4,503	39,031	1,043
	Other					187	203

	Foreign

17415001	A.I.G. Latin American Fund					11,746	15,659	Investing	12/31/01	110,496	55,039	-55,457
	Other					46	46

		Subtotal noncontrolled				33,380	35,554

		Total in other companies				33,380	35,554

		Total investments in other companies				310,652	1,611,790

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 2004	Net book value at 2003
					Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	323,207	3,006	(992)	684	50	8,654	315,883	360,853
Furniture and Facilities	31,045	1,818	—	—	10	5,379	27,484	31,981
Machinery and Equipment	20,649	1,422	—	25	5	9,343	12,703	25,588
Automobiles	800	544,1	—	165	5	211	968	859

Total	375,701	6,790	(992)	874		23,587	357,038	419,281

OTHER ASSETS

Works of Art	983	—	—	—	—	—	983	983
Leased assets	3,365	—	5,091	—	50	101	8,355	3,383
Assets acquired to secure loans	775	230	15,971 (1)	232	50	7	16,737	657
Stationery and office supplies	1,195	1,555	—	1,785	—	—	965	796
Other	112,925	385	(20,070)	16,229	50	1,515	75,496	90,969

Total	119,243	2,170	992	18,246		1,623	102,536	96,788

(1)	According to the Comunications “A” 4124 y 4202 issued by the B.C.R.A. there were accounted the assets acquired to secure loans until March 31, 2003.

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE NINE MONTH

PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period		Net book value at 2004	Net book value at 2003
				Years of useful life	Amount
Goodwill	38,718	7	1	10	4,979	33,745	40,375

Organization and Development expenses (1)	42,911	6,917	4	1 & 5	18,377	31,447	53,767

Organization and development non-deductible expenses (2)	811,557	101,778	1		150,170	763,164	809,506

Total	893,186	108,702	6		173,526	828,356	903,648

(1)	This caption mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.
(2)	See Note 1.4

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004		2003
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	923,143	10,79%	1,029,217	13,59%
50 next largest clients	1,142,751	13,36%	935,091	12,35%
100 following clients	669,551	7,83%	481,024	6,35%
Remaining clients	5,818,420	68,02%	5,128,309	67,71%

TOTAL	8,553,825	100.00%	7,573,641	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Term remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	6,288,941	1,039,021	845,897	369,690	10,276	—	8,553,825

Other liabilities from financial transactions
BCRA	22,156	19,200	28,709	126,758	248,343	1,451,357	1,896,523

Banks and International Institutions	—	282,140	43,696	7,499	33,201	245,765	612,301

Non-subordinated corporate bonds	23,575	—	—	20,150	40,299	261,655	345,679

Financing received from Argentine financial institutions	110,999	—	—	—	—	—	110,999

Other	351,146	—	—	—	—	—	351,146

TOTAL	507,876	301,340	72,405	154,407	321,843	1,958,777	3,316,648

Subordinated corporate bonds	—	9,684	59,650	—	—	—	69,334

TOTAL	6,796,817	1,350,045	977,952	524,097	332,119	1,958,777	11,939,807

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH

PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (7)		Reversals (6)	Applications	2004	2003
DEDUCTED FROM ASSETS
Government securities
– For impairment value	—	55,482	(5)	—	—	55,482	—

Loans
– Allowance for doubtful loans	350,996	28,220	(1)	57,316	189,946	131,954	367,402

Other receivables from financial transactions
– Allowance for doubtful receivables	104,658	1,740	(1)	3,336	92,081	10,981	120,780

Assets subject to financial leasing
– Allowance for doubtful receivables	546	474	(1)	—	—	1,020	589

Investments in other companies
– For impairment value (3)	15,778	242		4,274	—	11,746	15,659

Other receivables
– Allowance for doubtful receivables (2)	300,054	64,611		203,908	63,512	97,245	42,475

Total	772,032	150,769		268,834	345,539	308,428	546,905

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	43,944	97		34,042	—	9,999	88,720

– Other contingencies	423,443	295,837	(4)	—	344,206	375,074	406,599

Total	467,387	295,934		34,042	344,206	385,073	495,319

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 3.3.f).
(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 5.1.)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of September 30, 2004.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 3.3.p).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Loans	(5,889)
– Other receivables from financial transactions	(1,090)

(7)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

– Government securities	895
– Investments in other companies	242
– Other receivables	702

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
			Outstanding	In portfolio
Common	368,128,432	1	368,073	—	55	368,128
					(1)	(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.
(2)	Capital registered with the Public Registry of Commerce (note 2.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF SEPTEMBER AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004									2003
Accounts	Total of period	Total of period (per type of currency)
		Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other	Total of Period
ASSETS

Cash and due from banks	610,188	17,283	591,906	—	16	—	—	109	8748	399,767
Government and private securities	745,399	—	743,028	—	—	—	—	—	2,371	464,067
Loans	637,592	280	637,312	—	—	—	—	—	—	757,684
Other receivables from financial transactions	225,381	3,715	220,892	—	—	—	—	—	774	1,047,158
Assets subject to financial leasing	88	—	88	—	—	—	—	—	—	94
Investments in other companies	12,543	—	12,543	—	—	—	—	—	—	1,331,482
Other receivables	23,999	20	23,979	—	—	—	—	—	—	29,502
Suspense items	314	29	285	—	—	—	—	—	—	58

TOTAL	2,255,504	21,327	2,230,033	—	16	—	—	109	4,019	4,029,812

LIABILITIES

Deposits	744,671	15,817	728,854	—	—	—	—	—	—	274,912
Other liabilities from financial transactions	1,132,180	8,904	1,119,796	—	82	—	—	1	3,397	1,515,300
Other liabilities	3,369	1,257	2,112	—	—	—	—	—	—	16,603
Subordinated corporate bonds	59,650	—	59,650	—	—	—	—	—	—	58,220
Suspense items	10	—	10	—	—	—	—	—	—	1,074

TOTAL	1,939,880	25,978	1,910,422	—	82	—	—	1	3,397	1,866,109

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	—	—	—	—	—	—	—	—	—	5,259,229
Control	8,218,652	17,591	8,198,919	—	12	—	—	1,100	1,030	7,182,096

TOTAL	8,218,652	17,591	8,198,919	—	12	—	—	1,100	1,030	12,441,325

Credit accounts (except contra credit accounts)
Contingent	258,640	—	258,640	—	—	—	—	—	—	391,084
Control	50,475	—	50,475	—	—	—	—	—	—	—

TOTAL	309,115	—	309,115	—	—	—	—	—	—	391,084

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

	Status
	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected			Uncollectible, classified as such under regulatory requirements	Total
Concept			Not yet matured	Past-due	Not yet matured	Past-due	Uncollectible		2004	2003
1. Loans	46,373	—	—	—	—	—	—	—	46,373	19,639

- Overdraft	22	—	—	—	—	—	—	—	22	641

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	22	—	—	—	—	—	—	—	22	641

- Discounted Instruments	71	—	—	—	—	—	—	—	71	31

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	71	—	—	—	—	—	—	—	71	31

- Real Estate Mortgage and Collateral Loans	171	—	—	—	—	—	—	—	171	77

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	171	—	—	—	—	—	—	—	171	77
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	—

- Consumer	10	—	—	—	—	—	—	—	10	13

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	10	—	—	—	—	—	—	—	10	13

- Credit Cards	318	—	—	—	—	—	—	—	318	162

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	318	—	—	—	—	—	—	—	318	162

- Other	45,781	—	—	—	—	—	—	—	45,781	18,715

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	45,781	—	—	—	—	—	—	—	45,781	18,715
2. Other receivables from financial transactions	11,353	—	—	—	—	—	—	—	11,353	2,397
3. Assets subject to financial leasing and other	—	—	—	—	—	—	—	—	—	489
4. Contingent commitments	39,131	—	—	—	—	—	—	—	39,131	12,467
5. Investments in other companies and private securities	131,231	—	—	—	—	—	—	—	131,231	1,426,990

Total	228,088	—	—	—	—	—	—	—	228,088	1,461,982

Total Allowances	257	—	—	—	—	—	—	—	257	36

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
ASSETS
CASH AND DUE FROM BANKS
Cash	352,090	282,665
Due from banks and correspondents	1,424,644	1,584,378

	1,776,734	1,867,043

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts (Exhibit A)	809,704	1,276,545
Holdings for trading or financial transactions (Exhibit A)	126,737	113,952
Unlisted Government Securities (Exhibit A)	486,098	800,002
Instruments issued by the B.C.R.A.	404,195	130,597
Investments in listed private securities (Exhibit A)	127,665	103,372
Less: Allowances	67,110	24,311

	1,887,289	2,400,157

LOANS
To government sector (Exhibit 1)	6,898,845	6,810,559
To financial sector (Exhibit 1)	180,220	92,609
To non financial private sector and residents abroad (Exhibit 1)	2,358,481	1,900,754

Overdraft	320,964	111,341
Discounted instruments	289,001	153,218
Real estate mortgage	415,924	412,502
Collateral Loans	14,962	5,088
Consumer	152,303	97,863
Credit cards	326,400	157,635
Other	915,498	912,275
Interest and listed-price differences accrued and pending collection	23,142	51,369
Less: Unallocated collections	99,093	429
Less: Interest documented together with main obligation	620	108
Less: Difference arising from purchase of portfolio	8,230	—
Less: Allowances	231,064	561,468

	9,198,252	8,242,454

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	350,037	338,539
Amounts receivable for spot and forward sales to be settled	53,819	54,836
Instruments to be received for spot and forward purchases to be settled	58,072	614,585
Unlisted corporate bonds (Exhibit 1)	106,489	251,803
Non-deliverable forward transactions balances to be settled	15	—
Other receivables not covered by debtor classification regulations	134,887	336,750
Other receivables covered by debtor classification regulations (Exhibit 1)	12,947	11,033
Interest accrued and pending collection not covered by debtor classification regulations	87,958	106,049
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	1,790	197
Less: Others unallocated collections	—	—

Less: Allowances	11,489	143,086

	794,525	1,570,706

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	36,715	17,542

Less: Allowances	1,043	713

	35,672	16,829

INVESTMENTS IN OTHER COMPANIES
In financial institutions	11,930	12,482
Other	45,140	48,615

Less: Allowances	11,746	15,659

	45,324	45,438

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	2,737	3,434
Other	205,157	369,664
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	20	25
Less: Allowances	97,634	42,769

	110,280	330,354

PREMISES AND EQUIPMENT	387,992	455,607

OTHER ASSETS	102,704	96,788

INTANGIBLE ASSETS
Goodwill	33,745	40,375
Organization and development expenses	864,623	955,308

	898,368	995,683

SUSPENSE ITEMS	608	877

OTHER SUBSIDIARIES’ ASSETS (Note 5)	13,190	10,488

TOTAL ASSETS	15,250,938	16,032,424

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	2004	2003
LIABILITIES

DEPOSITS
Government sector	107,469	71,936
Financial sector	28,500	15,990
Non financial private sector and residents abroad	8,262,836	7,824,789

Checking accounts	2,463,518	1,899,882
Savings deposits	1,518,398	950,387
Time deposits	3,451,724	3,695,413
Investments accounts	157,667	13,645
Other	423,353	882,717
Interest and listed-price differences accrued payable	248,176	382,745

	8,398,805	7,912,715

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	1,896,523	2,168,282

Other	1,896,523	2,168,282

Banks and International Institutions	607,133	1,167,246
Non-subordinated corporate bonds	342,253	392,998
Amounts payable for spot and forward purchases to be settled	56,170	379,727
Instruments to be delivered for spot and forward sales to be settled	49,261	38,538
Financing received from Argentine financial institutions	113,080	63,830
Other	353,639	226,335
Interest and listed–price differences accrued payable	8,693	39,024

	3,426,752	4,475,980

OTHER LIABILITIES
Dividends payable	—	6
Fees payable	218	375
Other	108,152	154,052

	108,370	154,433

ALLOWANCES	413,098	562,770

SUBORDINATED CORPORATE BONDS	69,334	76,627

SUSPENSE ITEMS	3,564	2,588

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,375,264	1,045,283

TOTAL LIABILITIES	13,795,187	14,230,396

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	170,575	172,726

STOCKHOLDERS’ EQUITY	1,285,176	1,629,302

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	15,250,938	16,032,424

MEMORANDUM ACCOUNTS

		2004	2003
DEBIT ACCOUNTS

Contingent
–	Guarantees received	6,987,034	5,088,243
–	Contra contingent debit accounts	2,998,243	3,727,787

		9,985,277	8,816,030

Control
–	Receivables classified as irrecoverable	561,283	771,097
–	Other	28,317,277	24,701,125
–	Contra control debit accounts	212,064	112,915

		29,090,624	25,585,137

Derivatives
–	“Notional” amount of non-deliverable forward transactions	15,122	—
–	Contra debit derivatives accounts	29,246	—

		44,368	—

For trustee activities
–	Funds in trust	25,188	50,202

		25,188	50,202

	TOTAL	39,145,457	34,451,369

CREDIT ACCOUNTS

Contingent
–	Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	318,512	191,073
–	Guarantees provided to the BCRA	2,302,571	3,053,269
–	Other guarantees given covered by debtor classification regulations (Exhibit 1)	260,888	283,781
–	Other covered by debtor classification regulations (Exhibit 1)	116,272	199,664
–	Contra contingent credit accounts	6,987,034	5,088,243

		9,985,277	8,816,030

Control
–	Items to be credited	120,454	109,944
–	Other	91,610	2,971
–	Contra control credit accounts	28,878,560	25,472,222

		29,090,624	25,585,137

Derivatives
–	“Notional” amount of non-deliverable forward transactions	29,246	—
–	Contra debit derivatives accounts	15,122	—

		44,368	—

For trustee activities
–	Contra credit accounts for trustee activities	25,188	50,202

		25,188	50,202

	TOTAL	39,145,457	34,451,369

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
FINANCIAL INCOME

Interest on cash and due from banks	8,253	7,230
Interest on loans to the financial sector	2,806	6,200
Interest on overdraft	18,168	23,403
Interest on discounted instruments	7,552	11,620
Interest on real estate mortgage	34,004	36,563
Interest on pledged loans	827	540
Interest on credit card loans	13,021	28,644
Interest on other loans	69,801	94,275
Interest from other receivables from financial transactions	4,958	5,555
Income from secured loans - Decree 1387/01	179,368	717,811
Net income from government and private securities	125,742	166,116
Indexation by CER	293,100	127,758
Indexation by CVS	37,699	—
Other	65,630	437,566

	860,929	1,663,281

FINANCIAL EXPENSE

Interest on checking accounts	14,423	13,459
Interest on savings deposits	2,905	3,012
Interest on time deposits	74,841	352,128
Interest on financing to the financial sector	968	278
Interest from other liabilities from financial transactions	16,875	72,342
Other interest	72,805	108,673
Indexation by CER	132,495	61,104
Other	39,226	1,000,324

	354,538	1,611,320

GROSS INTERMEDIATION MARGIN – GAIN / (LOSS)	506,391	51,961

ALLOWANCES FOR LOAN LOSSES	31,602	85,672

SERVICE CHARGE INCOME

Related to lending transactions	52,731	42,006
Related to liability transactions	115,209	93,289
Other commissions	215,490	155,556
Other	50,683	38,709

	434,113	329,560

SERVICE CHARGE EXPENSE

Commissions	24,015	23,792
Other	17,209	9,125

	41,224	32,917

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
MONETARY GAIN ON FINANCIAL INTERMEDIATION	—	2,620

ADMINISTRATIVE EXPENSES
Payroll expenses	248,150	231,361
Fees to Bank Directors and Statutory Auditors	227	321
Other professional fees	20,074	20,756
Advertising and publicity	20,021	13,014
Taxes	21,032	19,123
Other operating expenses	138,568	175,305
Other	45,255	37,023

	493,327	496,903

MONETARY LOSS ON OPERATING EXPENSES	—	(2,326)

NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	374,351	(233,677)

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(9,545)	(6,588)

OTHER INCOME
Income from long-term investments	17,792	4,881
Punitive interests	1,750	2,714
Loans recovered and reversals of allowances	395,448	747,972
Other	326,404	168,424

	741,394	923,991

OTHER EXPENSE
Punitive interests and charges paid to BCRA	93	172
Charge for uncollectibility of other receivables and other allowances	360,648	399,027
	150,170	86,080
Other	501,345	251,057

	1,012,256	736,336

MONETARY (LOSS) ON OTHER OPERATIONS	—	(1,385)

NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	93,944	(53,995)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	151,467	203,311

NET (LOSS) FOR THE PERIOD	(57,523)	(257,306)

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,639,154	1,050,635
(Decrease)/ Increase in cash and due from banks	137,580	816,408

Cash and due from banks at end of the period	1,776,734	1,867,043

REASON OF CHANGES IN CASH

Financial income collected	1,023,710	975,291
Service charge income collected	433,210	330,106
Less:
Financial expense paid	369,090	1,866,672
Services charge expense paid	41,224	32,946
Operating expenses paid	422,471	424,821

FUNDS PROVIDED BY / USED IN ORDINARY OPERATIONS	624,135	(1,019,042)

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	440,956	1,234,609
Net decrease in government and private securities (**)	1,187,656	667,315
Net decrease in loans (**)	—	819,761
Net decrease in other receivables from financial transactions (**)	201,396	52,574
Other sources of funds (**)	381,922	406,471

TOTAL OF SOURCES OF FUNDS	2,211,930	3,180,730

USE OF FUNDS

Net increase in loans (**)	1,452,930	—
Net increase in other assets (**)	15,476	372,144
Net decrease in other liabilities from financial transactions (*)	456,461	580,791
Net decrease in other liabilities (*)	136,154	62,812
Other uses of funds (*)	637,464	321,824

TOTAL USES OF FUNDS	2,698,485	1,337,571

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	—	(7,709)

(DECREASE)/ INCREASE IN FUNDS	137,580	816,408

(*) Variations originated in financing activities	(789,123)	269,182
(**) Variations originated in investment activities	302,568	1,573,977

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2004 AND 2003

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (modified by Technical Resolution No. 19), BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of September 30, 2004 and 2003, and the statements of income and cash flows for the periods then ended, as per the following detail:

–	As of September 30,2004:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. (not audited) and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the nine month period ended September 30, 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the three-month period ended September 30, 2004.

–	As of September 30, 2003:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the nine-month period ended September 30, 2003.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the three-month period ended September 30, 2003.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted for purposes of comparison of the periods of companies consolidating on the basis of a nine-month period ended on September 30, 2004 and 2003.

Interests in subsidiaries as of September 30, 2004 and 2003 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
		September 30,		September 30,
Companies		2004	2003	2004	2003	2004	2003
Banco Francés (Cayman) Ltd. (1)	Common	—	305,506,745	—	100.0000	—	100.0000
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
PSA Finance Argentina Cía Financiera S.A.	Common	9.000.000	—	50.0000	—	50.0000	—
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

(1)	At March 18, 2004, the Bank sold its 100% interest in Banco Francés (Cayman) Limited (see Note 2.3 to the stand-alone financial statements)

Assets, liabilities, stockholders’ equity and subsidiaries’ net income balances in accordance with the criteria defined in Note 2 below, as of September 30, 2004 and 2003, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/gain- (loss)
	September 30,		September 30,		September 30,		September 30,
Companies	2004	2003	2004	2003	2004	2003	2004	2003
Banco Francés (Cayman) Ltd. and subsidiary	—	2,725,797	—	1,410,756	—	1,315,041	—	66,709
Francés Valores Soc. De Bolsa S.A.	9,028	11,231	1,218	2,980	7,810	8,251	1,395	2,153
Atuel Fideicomisos S.A. and subsidiary (2)	18,303	1,355	2,998	847	15,305	508	2,075	317
Consolidar A.F.J.P. S.A.	308,692	299,704	58,350	61,439	250,342	238,265	9,080	14,503
Consolidar Cía. de Seguros de Vida S.A. and subsidiary	319,433	247,695	255,678	187,851	63,755	59,844	15,852	6,032
Consolidar Cía. de Seguros de Retiro S.A. and subsidiary	1,180,959	949,451	1,141,418	893,231	39,541	56,220	2,361	395
PSA Finance Argentina Cía Financiera S.A.	26,935	—	4,459	—	22,476	—	(682)	—
Credilogros Cía. Financiera S.A. (1)	66,973	85,450	37,371	46,516	29,602	38,934	(1,598)	(3,896)

(1)	As of September 30, 2003, it includes the amount of its subsidiary PSA Finance Argentina Cía Financiera S.A.
(2)	The financial statements are made and audited annually, on December 31 of each year. As of September 30, 2004, it includes the amount of its subsidiary Francés Administradora de Inversiones SAGFCI.

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the stand-alone financial statements of BF, except for:

•	Banco Francés (Cayman) Limited: as of September 30, 2003, the financial statements of this subsidiary do not require any adjustment for inflation since they are stated in US dollars. These statements were converted into Argentine pesos based on the method described in note 3.3.l) to the stand-alone financial statements of BF.

•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendency.

•	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendency of Pension Fund Administrators (A.F.J.P) and the National Superintendency of Insurance.

2.2.	a) Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 59,546 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

b) Preemptive right in Consolidar A.F.J.P. S.A. and Consolidar Compañía de Seguros de Vida S.A.:

On November 13, 1996, there was enacted the Law N° 24.733 which modifies article N° 98 of the Law 24.241 of the Pension Fund Integrated System, establishing that, if any of the assigns lost the right to the perception of the benefit of the pension generated by the death of the beneficiary, will be re calculated the benefit of the other assigns excluding this one.

On January 2, 2003, there was promulgated Law N° 25.687 through which is established, that the above mentioned disposition will be applicable to the pension generated by the death occurred as from the Law 24.241 in force. On April 30, 2004, was published in the Official Bulletin, the Joint Resolution S.A.F.J.P. N° 25/2004 - S.S.N. N° 29.843 that regulated such Law, establishing that the benefit will be accrued as of the date in which the first modification is produced in the group composition of assigns that implies the recalculation of the benefits. The complementary capital differences will be integrated by the Administrator who could agreed with the insurer the total or partial local coverage of the emerging risks of the extension of the pre-emptive right

Consolidar A.F.J.P. S.A. has hired with Consolidar Compañía de Seguros de Vida S.A. a collective dissability and death insurance in force as of July 1, 2004 until June 30, 2005 that covers all the obligations that, by enforcement of Law N° 25.687 (extension to the pre-emptive right) must integrate the Administrator during the effect of the new policy, according to what is established in the Joint Resolution S.A.F.J.P. N° 25/2004 - S.S.N. N° 29.843 and the Instruction SAFJP N° 09/04.

As of September 30, 2004, Consolidar A.F.J.P. S.A. and Consolidar Compañía de Seguros de Vida S.A. have acknowledged the charge derivated by the extension of the pre-emptive right over the exigibility of the disasters with rights to such benefit according to the chronogram preview in the joint Resolution before mentioned. In accordance to the professional accounting standards in force, the Companies must have registered the charge by all the accrued benefits.

Nevertheless, even though Consolidar A.F.J.P. S.A. has not concluded the quantification charge corresponding to the accrued benefits for that concept, subsequently to the closing of the period, has signed an endorsement to the insurance policy and has started to integrate the corresponding complementary retroactivity capitals, monthly payments and capital adjustments for the totality of the pre-emptive right, without making use of the financing preview in the Joint Resolution S.A.F.J.P. N° 25/2004 - S.S.N. N° 29.843.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	2004	2003
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	115,433	109,864
Consolidar Cía. de Seguros de Vida S.A.	21,702	20,372
Consolidar Cía. de Seguros de Retiro S.A.	13,179	18,739
Credilogros Compañía Financiera S.A. (1)	9,021	23,749
Francés Valores Sociedad de Bolsa S.A.	3	2
PSA Finance Argentina Cía Financiera S.A.	11,237	—

	170,575	172,726

(1)	As of September 30, 2003, it includes the amount of its subsidiary PSA Finance Argentina Cía Financiera S.A.

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 5,340. These shares have been pledged in favor of “HSBC - La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of BBVA Banco Francés.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	2004	2003
GOVERNMENT SECURITIES

Holdings in investment accounts

Argentine Republic External Bills (VEY4D)	594,609	87,819
Federal Government Bonds (LIBOR 2012)	145,334	1,101,921
Treasury bills	57,977	64,923
Others	11,764	21,882

Total	809,704	1,276,545

	2004	2003
Holdings for trading or financial transactions

Argentine Republic Global External Bonds 2008 – (ARG 2008)	—	1,935
Treasury Bills	7,915	9,359
Middle Term Treasury Bonds (BONTE 2002)	—	7,518
Argentine Republic External Bills (VEY4D)	1.139	2,722
Federal Government Bonds 2008 (BODEN 2008)	44,630	24,267
Federal Government Bonds LIBOR 2012	23,926	19,788
USA Treasury Bills	—	17
USA Treasury Notes	—	17,114
Federal Government Bonds LIBOR 2013	7,922	—
Federal Government Bonds LIBOR 2007	—	10,125
Others	41,205	21,107

Total	126,737	113,952

Unlisted government securities

Federal Government Bonds 9% (due in 2002)	—	1,071
Tucumán Provincial Treasury Bonds	—	47,417
Secured Bonds due in 2018	444,451	661,499
Tax credit certificates due in 2003/2006	41,019	87,998
Others	628	2,017

Total	486,098	800,002

	2004	2003
Instruments issued by the B.C.R.A

BCRA Bills (LEBAC)	370,745	130,597
BCRA Notes (NOBAC)	33,450	—

Total	404,195	130,597

PRIVATE SECURITIES

Investments in listed private securities

Acindar S.A. Corporate Bonds	5,890	2,440
Cointel S.A. Corporate Bonds	—	3,745
Siderar S.A.	—	3,528
Transener S.A. Corporate Bonds	—	3,792
BRAB - Super Ahorro $ - Clase A	8,488	—
Perez Companc S.A. Corporate Bonds	9,397	13,694
Telefónica de Argentina S.A. Corporate Bonds	13,905	—
Telecom S.A.	3,663	—
Tenaris S.A. ADR	—	9,270
Telefónica S.A. ADR	2,130	—
Grupo Financiero Galicia S.A.	5,850	—
Banco Roberts Trust	—	470
Galtrust 1 Financial Trust	2,654	3,734
FBA Renta Pesos	—	9,756
Rembrandt Ahorro Pesos	2,902	9,411
TOTP BF Renta Pesos	11,928	—
Petrobras Energía S.A.	5,685	—
Optimun CDB Class B	5,411	—
1784 Inversión Pesos Class A	3,509	—
Others	46,253	43,532

Total	127,665	103,772

Allowances	(67,110)	(24,311)

Total	1,887,289	2,400,157

OTHER SUBSIDIARIES’ ASSETS

Premium receivables from insurance companies	12,740	9,534
Others related to insurance business	450	954

Total	13,190	10,488

OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, claims in adjustment process	260,950	316,964
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	95,063	—
Insurance companies, mathematical reserve	1,199,758	808,311
Insurance companies, reinsurer´s reserve	(79,260)	(107,034)
Difference arising from secured loans accrued valuation	(59,546)	(65,872)
Benefit pending of integration – Resolution No. 29.796	(105,013)	—
Others related to insurance business	63,312	92,914

Total	1,375,264	1,045,283

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES AND

GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	6,969,133	6,847,785
Other collaterals and counter guaranty “B”	18,589	18,399
Without senior security or counter guaranty	1,734,839	766,281

In potential risk

Preferred collaterals and counter guaranty “A”	—	4,424
Other collaterals and counter guaranty “B”	10,934	16,236
Without senior security or counter guaranty	260,982	304,188

Nonperforming

Other collaterals and counter guaranty “B”	84	2,508
Without senior security or counter guaranty	89,403	222,493

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	441	455
Without senior security or counter guaranty	55,356	679,930

Uncollectible

Preferred collaterals and counter guaranty “A”	—	38
Other collaterals and counter guaranty “B”	2,641	6,247
Without senior security or counter guaranty	1,192	5,335

Total	9,143,594	8,874,319

EXHIBIT I

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES AND

GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	3,814	2,416
Other collaterals and counter guaranty “B”	394,414	370,394
Without senior security or counter guaranty	712,066	432,183

Inadequate performance

Other collaterals and counter guaranty “B”	4,244	3,534
Without senior security or counter guaranty	4,157	5,122

Deficient performance

Other collaterals and counter guaranty “B”	2,632	2,841
Without senior security or counter guaranty	5,714	7,548

Unlikely to be collected

Preferred collaterals and counter guaranty “A”	—	1
Other collaterals and counter guaranty “B”	1,955	1,973
Without senior security or counter guaranty	3,514	8,564

Uncollectible

Preferred collaterals and counter guaranty “A”	—	134
Other collaterals and counter guaranty “B”	13,318	25,591
Without senior security or counter guaranty	4,232	27,201

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	79	152
Without senior security or counter guaranty	183	501

Total	1,150,322	888,155

General Total (1)	10,293,916	9,762,474

Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT ACCOUNTANTS´

LIMITED REVIEW REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements subject to review

We have reviewed the accompanying balance sheets of BBVA BANCO FRANCÉS S.A. as of September 30, 2004 and 2003 and the related statements of income, changes in stockholders’ equity and cash flows for the nine-month periods then ended, with their notes 1 to 16 and exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also reviewed the consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries (listed in note 1 to the consolidated financial statement) as of September 30, 2004 and 2003 and the related consolidated statements of income and cash flows for the nine-month periods then ended, with their notes 1 to 5 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to issue a report on such financial statements, based on our limited review performed with the scope described in caption 2.

2.	Scope of the review

We conducted our review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, and the “Minimum Standards for External Audits” for the limited review of quarterly financial statements established by the Argentine Central Bank (BCRA). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in caption 1.

3.	Prior explanations to our limited review report

a)	As explained in Notes 1 and 1.9 to the accompanying financial statements, the Bank’s Board of Directors indicates that in its opinion during last year a favorable evolution was observed in certain economic variables and the overall financial system in Argentina, and within the Bank in particular. Nevertheless, at the date of issuance of this report there are still various unresolved structural problems derived from the economic crisis occurred at the end of 2001, among them, the conclusion of the process of compensation for banks and the negotiation of the public debt with domestic and foreign creditors.

In several notes to the financial statements, detailed below, the Bank’s Board of Directors states that it is not possible to foresee the future development of the uncertainties that exist at the present date and their effect on the Bank and that certain situations must still be resolved by the authorities. As of September 30, 2004, the abovementioned situations are:

i)	Note 1.2 to the financial statements, concerning the recoverable value at September 30, 2004 of government securities and credit assistance granted to the government sector; and

ii)	Notes 1.4 and 4.II.c) to the financial statements, in relation to the determination and recoverable value to the asset recorded for payments to depositors made under court orders.

The financial statements at September 30, 2004 do not include any adjustment that could derive from these uncertainties.

b)	As described in Notes 1.8 to the financial statements, Resolution 52/04 dated March 17, 2004 of the Superintendence of Financial and Exchange Institutions, acknowledged the reformulation of the Regularization and Reorganization Plan presented by the Bank. Such plan, which consists of the sale of the subsidiary Banco Francés (Cayman) Limited, and the capitalization of the Bank, is intended to meet, on an individual basis, the requirements of the abovementioned Superintendence in relation to regulatory minimum capital ratios and those related to adjusted shareholders’ equity as from January 2004. In addition, the above resolution granted certain exemptions in respect of regulatory requirements.

During March 2004, the Bank sold the abovementioned subsidiary, which allowed it to meet all the minimum capital and other technical ratios required by B.C.R.A as from April 2004. To date, the capitalization proposal of abovementioned Central Bank is in the subscription period.

c)	Note 4 to the financial statements shows the differences between the accounting standards established by the B.C.R.A. used for the preparation of these financial statements and the professional accounting standards in effect in the Autonomous City of Buenos Aires. Except in the cases expressly mentioned in that note, the effect on the financial statements resulting from different valuation criteria has not been quantified by the Bank. In addition, other differences with respect to the professional accounting standards in effect in the Autonomous City of Buenos Aires are detailed in Note 2.2. to the consolidated financial statements.

d)	In our limited review report dated November, 11 2003 on the financial statements of the Bank as of September 30, 2003 presented for comparative purposes, to which we refer, we did not make any representation due to the limitations to the scope of our professional work and the very significant and pervasive effects on these financial statements of the uncertainties existing at that date related to:

i)	Recoverability of the book value of: a) government securities and credit assistance granted to the government sector; b) the asset recorded for the expected compensation for payments to depositors made under court orders; and c) the asset recorded in relation to the difference between adjustment indexes (CER-CVS);

ii)	Determination of the final amount of compensation generated by the devaluation and conversion into pesos established by Decrees 905/2002 and complementary regulations;

iii)	B.C.R.A.’s approval of facilities requested from that bank with respect to the technical liquidity ratios and compliance with ratios for solvency and the global foreign currency position required by the B.C.R.A.

iv)	The reformulation of the regularization and reorganization plan required by the B.C.R.A. through Resolution 354/2003 dated September 4, 2003. Such reformulation should considered, among other matters, the adoption of measures that allow to increase the adjusted shareholder’s equity of the Bank and fulfill the technical ratios as from January 1°, 2004; and

v)	The conclusion of the negotiation and restructuring process of the serie 14 of the Negotiable Obligations issued by the Bank, which accounting value as of September 30, 2003 amounted $ 395.502.000 and its original maturity date had been October 31 2003.

The uncertainties is mentioned in points (iii) and (v) have already been resolved at the date of issuance of this report. In relation to paragraph (ii), at September 30, 2004 the Bank recorded allowances that meet the observations of the B.C.R.A. non recognized by the Bank, and in regard to item i) c), the Bank wrote off the asset from the financial statements as of such date.

In addition there were divergences in the financial statements preparation according to the standards of the B.C.R.A. regarding the application of the deferred tax method, from which the Bank recorded a loss for the amount involved in the financial statements at December 31, 2003.

e)	We have audited the financial statements of the Bank at December 31, 2003 and 2002 (opening balances of both periods), on which we issued our reports dated March 10, and March 18, 2004 for the financial statements at December 31, 2003, and February 20, 2003 for the financial statements at December 31, 2002, to which we refer, including a disclaimer of opinion due to the very significant and pervasive effects on those financial statements of the uncertainties existing at that dates. In addition, divergences existed in the preparation of the financial statements in accordance with the professional accounting standards in force in Buenos Aires City.

4.	Limited review report

Based on our limited review performed with the scope indicated in caption 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements indicated in caption 1, and due to the very significant and pervasive effects on those financial statements from the uncertainties existing at the date of issuance of this report, as detailed in paragraphs a), b) and d) of caption 3, we are not in a position to make any representation on the stand-alone financial statements of BBVA BANCO FRANCÉS S.A. and on the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries as of September 30, 2004 and 2003, considered as a whole.

Furthermore, as indicated in paragraph 3.c), divergences exist with regard to the professional accounting standards in force in Buenos Aires City.

As described in note 17 to the financial statements, the effects of the differences between the accounting standards of the BCRA (which differ from the generally accepted accounting principles in Buenos Aires City – Argentina for the matters mentioned in Note 4 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. The translation into English of the financial statements described in caption 1 and of this Independent Accountants´ limited review report has been made solely for the convenience of English-speaking readers.

Buenos Aires, November 11, 2004

DELOITTE & Co. S.R.L.
CARLOS B. SRULEVICH
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 18, 2004	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer